Oe 3/10/03

** AH 3/10/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03014613

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Leerink, Swann, Garrity, Sollami, Yaffe & Wynn, Inc.
NN: LEERINK SWANN & CO., INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE FEDERAL STREET
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER FLYNN 617.918.4831
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

SEC MAIL PROCESSING RECEIVED ... 2003 WASH, D.C. SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

ATH OR AFFIRMATION

Jeffrey Leerink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and pporting schedules pertaining to the firm of Leerink Swann & Co., Inc. ,as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary crest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public
ter Flynn
My commission expires 2/16/2007

This report** contains (check all applicable boxes):

X	(a) Facing page.
X	(b) Statement of Financial Condition.
X	(c) Statement of Income (Loss).
X	(d) Statement of Changes in Financial Condition.
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
X	(g) Computation of Net Capital.
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X	(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
	(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)An Oath or Affirmation.
	(m)A copy of the SIPC Supplemental Report.
X	(n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Leerink Swann & Co., Inc.

We have audited the accompanying statement of financial condition of Leerink Swann & Co., Inc. as of December 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leerink Swann & Co., Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 21, 2003

Leerink Swann & Co., Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 1,135,597
Deposit with clearing organization	250,000
Receivable from clearing organization	2,500,846
Other trade receivables	2,232,084
Marketable securities, at market value	1,450
Derivative instruments, at fair value	253,477
Notes receivable from employees, net of bad debt reserve of $266,186	1,187,084
Advances to employees, net of bad debt reserve of $60,000	209,683
Prepaid expenses	334,882
Furniture, equipment, and leasehold improvements, net	1,773,888
Goodwill	623,026
Equity investment in affiliate	10,000
Total assets	$10,512,017
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation, employee benefits and payroll taxes	$ 1,213,065
Accounts payable and accrued expenses	200,440
Payable to clearing organization	95,300
Deferred rent	352,217
Note payable	138,000
Net deferred state tax liability	185,015
Total liabilities	2,184,037
Stockholder's equity:	
Common stock, authorized 8,000,000 shares, $.01 par value 4,992,500 shares issued and outstanding	49,925
Additional paid-in capital	3,712,383
Retained earnings	4,565,672
Total stockholder's equity	8,327,980
Total liabilities and stockholder's equity	$10,512,017

See accompanying notes.

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors on Internal Control

The Board of Directors of
Leerink Swann & Co., Inc.

In planning and performing our audit of the financial statements of Leerink Swann & Co., Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 21, 2003